UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022.

 Commission File Number 333-

Zenvia Inc.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Avenida Paulista, 2300, 18th Floor, Suites 182 and 184

São Paulo, São Paulo, 01310-300

Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: July 26, 2022

Zenvia Inc.

By:	/s/ Cassio Bobsin

Name: Cassio Bobsin

Title: Chief Executive Officer

WELCOME TO ZENVIA WORLD

INVESTOR DAY

Z·E·N·V·I·A

LEGAL DISCLAIMER

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934, each as amended, including, in particular, statements about the Company's plans, strategies and prospects and estimates of industry growth or prospects. These statements identify prospective information and may include words such as "believe," "may," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "forecast," "plan," "predict," "project," "potential," "aspiration," "objectives," "should," "purpose," "belief," "should," "expects, "target" and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words. All statements other than statements of historical fact contained in this presentation may be forward-looking statements. The Company has based these forward-looking statements on its estimates and assumptions of its financial results and its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs as of the date of this presentation. These forward-looking statements are conditioned upon and also involve a number of known and unknown risks, uncertainties, and other factors that could cause actual results, performance or events to differ materially from those anticipated by these forward-looking statements. Such risks, uncertainties, and other factors may be beyond the Company's control and may pose a risk to the Company's operating and financial condition. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the Company's management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. Accordingly, you should not rely upon forward-looking statements as predictions of future events.

Risks that contribute to the uncertain nature of the forward-looking statements include, among others, risks associated with the Company's ability to innovate and respond to technological advances, changing market needs and customer demands, such as the use of and demand for SMS text message service and cloud-based platform communications; the Company's ability to successfully acquire new businesses as customers, acquire customers in new industry verticals and appropriately manage its international expansion; the Company's failure to enhance its brand recognition or maintain a positive public image; the inherent risks related to the CPaaS market, such as the interruption, failure or breach of its computer or information technology systems, resulting in the degradation of the quality or a decline in the use of the products and services offered; general economic, political and business conditions in Brazil, including as a result of the impacts of the COVID-19 pandemic, and their impact on the Company's business, notably with respect to inflation and interest rates and their impact on the discretionary spending of businesses; the Company's ability to face challenges in the expansion of its operations and its offerings into new market segments and/or new geographic regions within and outside of Brazil; the impact of substantial and increasing competition in the Company's market, innovation by its competitors, and its ability to compete effectively; the Company's compliance with applicable regulatory and legislative developments and regulations and legislation that currently apply or become applicable to its business as it continues to grow; the Company's ability to attract and retain qualified personnel while controlling its personnel related expenses; the dependence of the Company's business on its relationship with service providers as well with certain cloud infrastructure providers; the Company's ability to maintain, protect and enhance its brand and intellectual property; the Company's ability to maintain its classification as an emerging growth company under the JOBS Act; health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; other factors that may affect the Company's financial condition, liquidity and results of operations; and other known and unknown risks, all of which are difficult to predict and many of which are beyond the Company's control. The Company has provided additional information in its reports on file with the Securities and Exchange Commission concerning factors that could cause actual results to differ materially from those contained in this presentation and encourages you to review these factors. The statements contained in this presentation are based on the Company's current beliefs and expectations and speak only as of the date of this presentation. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events and/or otherwise, except to the extent required by law.

To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with GAAP, the Company also presents the following non-GAAP measures of financial performance: Non-GAAP Gross Profit, Non-GAAP Operating Profit (Loss), EBITDA and Adjusted EBITDA. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure. Non-GAAP financial measures do not have standardized meanings and may not be directly comparable to similarly-titled measures adopted by other companies. These non-GAAP financial measures are used by our management for decision-making purposes and to assess our financial and operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. We also believe that the disclosure of our Non-GAAP Gross Profit, Non-GAAP Operating Profit (Loss), EBITDA and Adjusted EBITDA provides useful supplemental information to investors and financial analysts and other interested parties in their review of our operating performance. Potential investors should not rely on information not recognized under IFRS as a substitute for the IFRS measures of earnings, cash flows or profit (loss) in making an investment decision. There are significant limitations associated with the use of non-GAAP financial measures. Further, these measures may differ from the non-GAAP information, even where similarly titled, used by other companies and therefore should not be used to compare the Company's performance to that of other companies.

Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information. Such information may include data obtained from sources believed to be reliable. However, the Company disclaims the accuracy and completeness of such information, which is not guaranteed. Internal estimates and studies, which the Company believes to be reliable, have not been independently verified. The Company cannot assure recipients of this presentation that such data is accurate or complete.

Recipients of this presentation are not to construe the contents of this summary as legal, tax or investment advice and recipients should consult their own advisors in this regard. This presentation has been prepared solely for informational purposes. Neither the information contained in this presentation, nor any further information made available by the Company or any of its affiliates or employees, directors, representatives, officers, agents or advisers in connection with this presentation will form the basis of or be construed as a contract or any other legal obligation.

TODAYS AGENDA AND PRESENTERS

14h - 15h30 Presentation

15h30 - 16h Q&A

16h - 19h Cocktail & Demos

EXECUTIVE TEAM



CASSIO BOBSIN
FOUNDER & CEO



SHAY CHOR
CFO



LILIAN LIMA
CTO



RAPHAEL GODOY
CRO SaaS



GABRIELA VARGAS
CMO



LUCA BAZURO
CRO Consulting



CRISTIANO FRANCO
CRO CPaaS



KATIUSCIA TEIXEIRA
CHRO

ZENVIA TEAM



CAIO FIGUEIREDO
IR DIRECTOR



FERNANDO SCHNEIDER
IR SPECIALIST



LAURA HIRATA
LEGAL DIRECTOR



ROGÉRIO PEREZ
CX SaaS DIRECTOR

EXTERNAL GUEST
COURTNEY MUNROE
IDC

HEY HUMANS


EXPERIENCES ARE BROKEN
INVESTOR DAY — Z·E·N·V·I·A


TODAY'S EXPERIENCES ARE
impersonal
cumbersome
disconnected
INVESTOR DAY — Z·E·N·V·I·A



TODAY'S EXPERIENCES ARE
impersonal
cumbersome
disconnected
INVESTOR DAY —— Z·E·N·V·I·A


TODAY'S EXPERIENCES ARE
impersonal
cumbersome
disconnected
INVESTOR DAY — Z·E·N·V·I·A


TODAY'S EXPERIENCES ARE
impersonal
cumbersome
disconnected


EXPERIENCES SHOULD BE
personal
engaging
fluid
INVESTOR DAY — ZENVIA





EXPERIENCES SHOULD BE

personal engaging fluid


EXPERIENCES SHOULD BE
personal
engaging
fluid
INVESTOR DAY — ZENVIA


EXPERIENCES SHOULD BE
personal
engaging
fluid
INVESTOR DAY — Z·E·N·V·I·A

VALUE

PEOPLE ARE  UNIQUE

WELCOME TO OUR WORLD

BY HUMANZ FOR HUMANS

EMPOWER COMPANIES TO CREATE

UNIQUE EXPERIENCES

ALONG THE CUSTOMER JOURNEY


EMPOWER COMPANIES TO CREATE
UNIQUE EXPERIENCES
ALONG THE CUSTOMER JOURNEY
INVESTOR DAY — Z·E·N·V·I·A

EMPOWER COMPANIES TO CREATE


UNIQUE EXPERIENCES

ALONG THE CUSTOMER JOURNEY

EMPOWER COMPANIES TO CREATE

UNIQUE EXPERIENCES

ALONG THE CUSTOMER JOURNEY



BREAKING DOWN CX BARRIERS

OUR CX SAAS

Z·E·N·V·I·A
Attraction

Z·E·N·V·I·A
Conversion
Sirena

Z·E·N·V·I·A
Service
movidesk

Z·E·N·V·I·A
Success
sensedata



Z·E·N·V·I·A

Attraction

Increase the assertiveness and return of your campaigns with automation and intelligence

Z·E·N·V·I·A

Conversion

Sirena

Increase your sales with the simplicity and agility of a conversation

Z·E·N·V·I·A

Service

movidesk

Make the service for your customer more agile and humanized and evolve your indicators quickly

Z·E·N·V·I·A

Success

sensedata

Transform data into insights to increase the assertiveness of actions and strengthen bonds of trust with your customer, keeping them loyal to your base

OUR CX TOOLS

Z·E·N·V·I·A
APIs

Z·E·N·V·I·A
Bots

Z·E·N·V·I·A
NLU

Z·E·N·V·I·A
Docs

Z·E·N·V·I·A
Attraction

Z·E·N·V·I·A
Conversion
Sirena

Z·E·N·V·I·A
Service
movidesk

Z·E·N·V·I·A
Success
sensedata

Quantum CDP

Quantum Connect

QUANTUM

Quantum Abstraction

Quantum Cognitive

Z·E·N·V·I·A
APIs

Z·E·N·V·I·A
Bots

Z·E·N·V·I·A
NLU

Z·E·N·V·I·A
Docs


TRUST EMPOWERS EXPERIENCES
INVESTOR DAY

WHAT DO CUSTOMERS SAY ABOUT ZENVIA?

LEADING DIGITAL BANK

CHALLENGE

Time to first touch very slow and unsolved customer complaints on Customer Support

24+ hours
Customer Support first touch

SOLUTION

ZENVIA Service
movidesk

ZENVIA APIs

ZENVIA Bots

Quantum Connect

IMPACT

1 minute
Customer Support first touch

21%
reduction on unsolved complaints rate

5%
Increase rating in "Reclame Aqui"*

** Brazilian benchmark website on Customer Reviews*

LEADING DIGITAL BANK

CHALLENGE

Time to first touch very slow and unsolved customer complaints on Customer Support

24+ hours
Customer Support first touch

SOLUTION

ZENVIA Service movidesk

ZENVIA APIs

ZENVIA Bots

Quantum Connect

IMPACT

1 minute
Customer Support first touch

21%
reduction on unsolved complaints rate

5%
Increase rating in "Reclame Aqui"*

*Brazilian benchmark website on Customer Reviews

LEADING DIGITAL BANK

CHALLENGE

Time to first touch very slow and unsolved customer complaints on Customer Support

24+ hours
Customer Support first touch

SOLUTION

ZENVIA Service
movidesk

ZENVIA APIs

ZENVIA Bots

Quantum Connect

IMPACT

1 minute
Customer Support first touch

21%
reduction on unsolved complaints rate

5%
Increase rating in "Reclame Aqui"*

** Brazilian benchmark website on Customer Reviews*

GLOBAL CONSUMER GOODS COMPANY

CHALLENGE

Sales campaigns done without considering customers preferences, resulting in:

5%
conversion rate

Average ticket of
BRL 500

SOLUTION

Z·E·N·V·I·A Success
sensedata

Z·E·N·V·I·A APIs

Z·E·N·V·I·A Bots

Quantum Connect

Quantum CDP

IMPACT

+ Customer understanding
+ Relevant campaigns
+ Customers more likely to engage, resulting in:

240%
Increase of conversion rate

140%
Increase of average ticket

GLOBAL CONSUMER GOODS COMPANY

CHALLENGE

Sales campaigns done without considering customers preferences, resulting in:

5%
conversion rate

Average ticket of
BRL 500

SOLUTION

ZENVIA Success
sensedata

ZENVIA APIs

ZENVIA Bots

Quantum Connect

Quantum CDP

IMPACT

+ Customer understanding
+ Relevant campaigns
+ Customers more likely to engage, resulting in:

240%
Increase of conversion rate

140%
Increase of average ticket

GLOBAL CONSUMER GOODS COMPANY

CHALLENGE

Sales campaigns done without considering customers preferences, resulting in:

5%
conversion rate

Average ticket of
BRL 500

SOLUTION

Z·E·N·V·I·A Success
sensedata

Z·E·N·V·I·A APIs

Z·E·N·V·I·A Bots

Quantum Connect

Quantum CDP

IMPACT

+ Customer understanding
+ Relevant campaigns
+ Customers more likely to engage, resulting in:

240%
Increase of conversion rate

140%
Increase of average ticket

GLOBAL CAR COMPANY

CHALLENGE

Sales qualified leads were not being attended nor pushed to close

+20 min
time to first touch

SOLUTION

Z·E·N·V·I·A Conversion
Sirena

Z·E·N·V·I·A Bots

Z·E·N·V·I·A APIs

Quantum Connect

IMPACT

-85%
time to first contact

+98%
up monthly sales

GLOBAL CAR COMPANY

CHALLENGE

Sales qualified leads were not being attended nor pushed to close

+20 min
time to first touch

SOLUTION

Z·E·N·V·I·A Conversion
Sirena

Z·E·N·V·I·A Bots

Z·E·N·V·I·A APIs

Quantum Connect

IMPACT

-85%
time to first contact

+98%
up monthly sales

GLOBAL CAR COMPANY

CHALLENGE

Sales qualified leads were not being attended nor pushed to close

+20 min
time to first touch

SOLUTION

Z·E·N·V·I·A Conversion
Sirena

Z·E·N·V·I·A Bots

Z·E·N·V·I·A APIs

Quantum Connect

IMPACT

-85%
time to first contact

+98%
up monthly sales

LISTED EDUCATION GROUP IN BRAZIL

CHALLENGE

Digital support to students

100%
student interactions in
call center with live agents

Improve support for
+300k students

SOLUTION

Z·E·N·V·I·A Service
movidesk

Z·E·N·V·I·A Bots

Z·E·N·V·I·A NLU

Z·E·N·V·I·A APIs

Winner

IMPACT

Digital service represents
70% of students interactions

3.2 mm
digital services in 2021

64.7%
retention in chatbots

61.1%
service satisfaction rate

30 minutes
to get the problem solved

*Brazilian award to companies with the best custumer experience

LISTED EDUCATION GROUP IN BRAZIL

CHALLENGE

Digital support to students

100%
student interactions in
call center with live agents

Improve support for
+300k students

SOLUTION

Z·E·N·V·I·A Service movidesk

Z·E·N·V·I·A Bots

Z·E·N·V·I·A NLU

Z·E·N·V·I·A APIs



Winner

IMPACT

Digital service represents
70% of students interactions

3.2 mm
digital services in 2021

64.7%
retention in chatbots

61.1%
service satisfaction rate

30 minutes
to get the problem solved

Brazilian award to companies with the best custumer experience

LISTED EDUCATION GROUP IN BRAZIL

CHALLENGE

Digital support to students

100%
student interactions in
call center with live agents

Improve support for
+300k students

SOLUTION

ZENVIA Service
movidesk

ZENVIA Bots

ZENVIA NLU

ZENVIA APIs



PRÊMIO
CONSUMIDOR MODERNO
DE EXCELÊNCIA
EM SERVIÇOS
AO CLIENTE

Winner

IMPACT

Digital service represents
70% of students interactions

3.2 mm
digital services in 2021

64.7%
retention in chatbots

61.1%
service satisfaction rate

30 minutes
to get the problem solved

**Brazilian award to companies with the best custumer experience*

LISTED CAR INSURANCE COMPANY

CHALLENGE

15 days
shipping & delivery welcome kit

High costs
on welcome kits printing

Bad experience
on solving policy questions

Quality issue
service not adjusted for increased number of customers

SOLUTION

ZENVIA Bots

ZENVIA NLU

ZENVIA APIs

ZENVIA Docs

Quantum Connect

IMPACT

Few hours
delivery welcome kit in a digital and multichannel way

70%
cost reduction on welcome kits

87 ton
paper reduction

40% adoption
on digital multi-channels

+15 NPS
improvement

LISTED CAR INSURANCE COMPANY

CHALLENGE

15 days
shipping & delivery welcome kit

High costs
on welcome kits printing

Bad experience
when customer need services
and don't sure if it is policy covers

Quality issue
service not adjusted for increased number of customers

SOLUTION

Z·E·N·V·I·A Bots

Z·E·N·V·I·A NLU

Z·E·N·V·I·A APIs

Z·E·N·V·I·A Docs

Quantum Connect

IMPACT

Few hours
delivery welcome kit in a
digital and multichannel way

70%
cost reduction on welcome kits

87 ton
paper reduction

40% adoption
on digital multi-channel

+15 NPS
improvement

LISTED CAR INSURANCE COMPANY

CHALLENGE

15 days
shipping & delivery welcome kit

High costs
on welcome kits printing

Bad experience
when customer need services
and don't sure if it is policy covers

Quality issue
service not adjusted for increased number of customers

SOLUTION

Z·E·N·V·I·A Bots

Z·E·N·V·I·A NLU

Z·E·N·V·I·A APIs

Z·E·N·V·I·A Docs

Quantum Connect

IMPACT

Few hours
delivery welcome kit in a digital and multichannel way

70%
cost reduction on welcome kits

87 ton
paper reduction

40% adoption
on digital multi-channel

+15 NPS
improvement

TAKING A DEEP DIVE INTO THE INDUSTRY

IDC
Courtney Munroe
Research VP
WW Telecom Research, IDC

Digital resilience and agility for the enterprise as the "New Normal"



Accelerated
digital transformation



Adapted
to new work models



Transformed
connectivity priorities, policies and processes

The Future of Connectedness

- Seamless, secure access to business resources
- From any location
- From any device
- To keep critical data in motion

To prepare for novel business disruptions, organizations need plans that enable them to **stay connected** and **adapt not just respond.**

IDC

In Q1/2022, top enterprise priorities focus on investing in technologies to support the customer and improve sustainability

Question: What are your organization's top 3 business priorities?



Customer Satisfaction
32.9%
Sustainability
30.4%
Operational Efficiency
29.6%
Employee Productivity
28.5%
Inovation
26.1%
Profits
24.2%
Cost Savings
23.1%
% OF RESPONDENTS

Source: IDC Future Enterprise Resiliency and Spending Survey, April 2022, n=828
The information contained in this slide is confidential, protected by the confidentiality obligations established between Zenvia and IDC. If you are interested in disclosing any information present in this slide, it will be necessary to request permission from the IDC team and approval of the content by this supplier.

Benefits of Cloud Communications

CLOUD COMMUNICATIONS

- Simplified App Innovation
- Low Code/No Code App Creation
- Trusted Communications
- Multi Channel Engagement
- Business Process Integration
- Collaboration
- Secure, Reliable Networking
- Programmable

IDC

Global Cloud Communications/Customer Experience TAM $B


Worldwide Cloud Communications $US B
$ 36
$ 75
2021
2025
Cloud Communications

Americas contribute to 59% of Worldwide Spend

Cloud Communications Software spend by Enterprises

Emerging Cloud Communications Segments and growth outlook: Worldwide CAGR 2021-2025

CDP	+20%	**Customer Data Platforms:** Facilitate the use of customer data that can be easily integrated into offerings
CS	+17%	**Customer Service Applications** Customer service software is used to support customers that are external to an organization.
CCM	+13%	**Customer Comm Management** Create, manage customer communications across multiple platforms
MCM	+11%	**Marketing Campaign Management:** The planning, executing, tracking and analysis of direct marketing campaigns
CPaaS	+30%	**Communications Platform as a Service:** Simplify the use of digital platforms for external communications between enterprises and customers

IDC

Source IDC Custom Analytics for Zenvia, July 2022.

Total Addressable Market in Latin America



CAGR 21-26: 17.5%
11.1%
Growth 22
16.3%
Growth 23
U$ 4.0B
U$ 0.9B
U$ 3.1B
U$ 4.4B
U$ 1.2B
U$ 3.2B
U$ 5.2B
U$ 1.6B
U$ 3.6B
U$ 6.1B
U$ 2.1B
U$ 4.1B
U$ 7.4B
U$ 2.7B
U$ 4.7B
U$ 9.0B
U$ 3.5B
U$ 5.4B
2021
2022
2023
2024
2025
2026
CPaaS
SaaS

TAM distribution by market 2022



27%
73%

TAM distribution by market

	Growth 22	CAGR21/26
CPaaS	32.8%	31.2%
SaaS	4.8%	12.0%

Source IDC Custom Analytics for Zenvia, July 2022.

Total Addressable Market by CPaaS vs. SaaS (LATAM)

SaaS market - TAM and Market Size

(U$, Billion)

TAM CAGR 21/26: 12.0% Market Size CAGR 21/26: 19.3%

CPaaS market - TAM and Market Size

(U$, Billion)

TAM CAGR 21/26: 31.2% Market Size CAGR 21/26: 34.1%



20.6%
21.3%
15.9%
19.7%
21.9%
21.8%
4.5%
4.8%
10.5%
13.3%
15.1%
16.6%
3.0
3.1
3.2
3.6
4.1
4.7
5.4
0.8
0.9
1.1
1.3
1.8
1.8
2.2
2020
2021
2022
2023
2024
2025
2026
Market Size
39.7%
36.9%
35.7%
34.0%
32.8%
31.0%
35.1%
32.8%
32.1%
31.0%
30.6%
29.7%
0.7
0.9
1.2
1.6
2.1
2.7
3.5
0.5
0.7
1.0
1.3
1.8
2.4
3.1
2020
2021
2022
2023
2024
2025
2026
Market size
TAM
Market size annual growth
TAM annual growth

IDC

Source IDC Custom Analytics for Zenvia, July 2022.
The information contained in this slide is confidential, protected by the confidentiality obligations established between Zenvia and IDC. If you are interested in disclosing any information present in this slide, it will be necessary to request permission from the IDC team and approval of the content by this supplier.

Market Share 2021 (LATAM), with breakdown by CPaaS vs. SaaS

Top 10 SaaS Players in LATAM



Salesforce 27.7%
Microsoft 11.4%
Oracle 10.1%
OKI 6.1%
SAP 6.0%
Zendesk 3.5%
Amdocs 2.2%
ZENVIA 2.2%
Cision 1.8%
Medallia 1.6%

Top 10 CPaaS Players in LATAM



ZENVIA 13.1%
Sinch 11.5%
Twilio 10.4%
Infobip 9.2%
Vonage 6.5%
MessageBird 2.8%
Gupshup 2.7%
Kaleyra 2.5%
Bandwidth 1.7%
LINK Mobility 1.0%

SaaS considers the following markets:

- **MCM** (Marketing campaign management SW)
- **CS** (Customer service applications)
- **CCM** (Customer Communication Management SW)
- **CDP** (Customer Data Platform software)

IDC

Source IDC Custom Analytics for Zenvia, July 2022.
The information contained in this slide is confidential, protected by the confidentiality obligations established between Zenvia and IDC. If you are interested in disclosing any information present in this slide, it will be necessary to request permission from the IDC team and approval of the content by this supplier.



Conclusion

- Digital Customer Engagement software is a large component of IT growth segment over the next few years.
- CPaaS and SaaS constitute a dynamic foundation for Cloud Communications platform.
- Personalization leveraging customer data and analytics is the key to success for customer experience.
- Simplifying and automating customer engagement leveraging SaaS integrations will be a major focus of businesses in the future.

Courtney Munroe

RVP Worldwide Telecommunications Research, IDC
cmunroe@idc.com


ZEN VIA VALUE
UNLOCKING TRUE MARKET POTENTIAL
INVESTOR DAY — Z·E·N·V·I·A

SaaS Growth Levers

Our SaaS grows **2x** faster than market

Top **50** customers represent **45%** of MRR

Easy-to-Adopt solutions with short sales cycle

Business strategy tailored for LATAM

SaaS at a Glance

Revenue 2022 YTD
R$115.1M
82.0% MRR

Annual Recurring Revenue
R$226M JUN'22
R$280m DEC'22

TAM in Latin America 2026 [4]
R$29.1bln

ADJ. Gross Margin 2022 YTD [1]
66.5%

Net Revenue Expansion Rate Q2'22 [2]
120%

CAC Payback Full Year 2022 [3]
11 months

Active Customers Jun 2022
6.593

[1] Non-GAAP
[2] Constant Currency
[3] 12 * (FY1 S&M Expense / ((FY1 Revenue - FY0 Revenue) * FY1 Gross Margin)
[4] According to IDC

SaaS Benchmark Analysis


1st quartile
2nd quartile
3rd quartile
4th quartile
Revenue Growth
Adj. Gross Profit Growth
Rule of 40
Net Revenue Expansion

Companies from BVP EMCLOUD Index

SaaS valuation


EV/Adj. GP
SaaS EV/Adj. GP
40.0x
35.0x
30.0x
25.0x
20.0x
15.0x
10.0x
5.0x
0.0x
-40.0%
-20.0%
0.0%
20.0%
40.0%
60.0%
80.0%
100.0%
120.0%
140.0%
160.0%
180.0%
Adj Gross Profit Growth (2022E x 2021A)

1. Data from Factset
2. Companies from BVP EMCLOUD Index

CPaaS at a Glance

Revenue
2022 YTD
R$286.4M

TAM in Latin
America 2026 [2]
R$18.2bln

ADJ. Gross
Margin 2022 YTD [1]
22.9%

Active Customers
Jun 2022
8.647

[1] Non-GAAP
[2] According to IDC

CPaaS valuation


EV/Adj. GP
CPaaS EV/Adj. GP
20.0
15.0
10.0
5.0
0.0
-20.0%
0.0%
20.0%
40.0%
60.0%
80.0%
100.0%
120.0%
140.0%
Adj. Gross Profit Growth (2022E x 2021A)

1. Data from Factset
2. Public Lised CPaaS Companies

Solid Q2'22 and YTD results

Net revenue (R$ M)

135.6 (Q2'21)	+50%	203.9 (Q2'22)	
258.3 (YTD'21)	+55%	401.5 (YTD'22)	

Gross margin (%)

32.9% (Q2'21)	+4.9p.p	37.8% (Q2'22)	
30.2% (YTD'21)	+5.6p.p	35.8% (YTD'22)	

SaaS already represents more than half of our gross profit

Revenue Mix YTD'22


29%
71%

Adj. GP Mix YTD'22


54%
46%

● SaaS ● CPaaS

Reiterating FY 2022 guidance

	Total	CPaaS	SaaS
Net Revenue R$ (M)	875 - 925	600 - 620	275 - 305
Adj Gross Profit %	35% - 36%	~22%	~65%

Long-Term Targets

	YE 2025
Revenue CAGR 22-25	30%-35%
Adj Gross Profit	45% - 50%
SaaS as % of Gross Profit	~70%
Adj EBITDA Margin	15% - 20%


Q & A
INVESTOR DAY —— Z·E·N·V·I·A

EXECUTIVE TEAM


CASSIO BOBSIN
FOUNDER & CEO


LILIAN LIMA
CTO


GABRIELA VARGAS
CMO


CRISTIANO FRANCO
CRO CPaaS


SHAY CHOR
CFO


RAPHAEL GODOY
CRO SaaS


LUCA BAZURO
CRO Consulting


KATIUSCIA TEIXEIRA
CHRO

ZENVIA TEAM


CAIO FIGUEIREDO
IR DIRECTOR


LAURA HIRATA
LEGAL DIRECTOR


FERNANDO SCHNEIDER
IR SPECIALIST


ROGÉRIO PEREZ
CX SaaS DIRECTOR


MEET OUR HUMANZ
INVESTOR DAY — Z·E·N·V·I·A

Z·E·N·V·I·A